

Dion Taylor · 3rd in

Practice Lead - Digital Expert Services at Coforge

Delray Beach, Florida, United States · 500+ connections ·

Contact info

 Coforge

 Georgia Tech Scheller College of Business

Experience



Practice Lead - Digital Expert Services
Coforge · Full-time
Oct 2020 – Present · 3 mos
United States

Coforge is a leading global IT solutions organization, enabling its clients to transform at the intersect of unparalleled domain expertise and emerging technologies to achieve real-world business impact. A focus on very select industries, a detailed understanding of the underlying processes of those industries and partnerships with leading platforms provides us a distinct vantage. We leverage AI, Cloud and Insight driven technologies, allied with our industry expertise, to transform client businesses into intelligent, high growth enterprises.

Today our proprietary platforms power critical business processes across the Insurance, F ...see more



Managing Partner
Eno Consulting Group
Feb 2013 – Oct 2020 · 7 yrs 9 mos
Delray Beach, Florida

Provide IT/Professional Services/Procurement and Program Management consulting services.
• Taking lead from CEO, CFO, CTO, CSOs...we drive corporate business and operational initiatives.
• Partner with Sales Team to qualify, pursue and close customer deals
• Manage project P&Ls.   ...see more



Acting President
Atlantic Partners Solutions
Dec 2017 – Nov 2019 · 2 yrs
Boca Raton, Florida

As President of the Solutions Division, I'm responsible for expanding the business unit; developing new solution offerings, defining the delivery model, establishing strategic alliances, and building new customer relationships.

                                                                ...see more



Co-Founder
RawONE Foods
Jun 2009 – Aug 2015 · 6 yrs 3 mos
Hollywood, Florida

• Managed overall day-to-day operations of sales, marketing, legal, finance, procurement, vendor management and quality assurance.
• Collaborate with Executive Chef, Product Creators, and Investors on new products ideas and launch   ...see more



Director of Professional Services and Support
ScheduALL
Nov 2007 – Dec 2009 · 2 yrs 2 mos
Hollywood, Florida

ScheduALL was a privately held software company that developed pre and post production scheduling software for the Media and Entertainments Industries with notable customers such as NBC, NBC Universal, Technicolor, Discovery Channel, DISH Networks, and various post production houses.   ...see more

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Education



Georgia Tech Scheller College of Business
Masters, Business Administration
1998 – 1999



University of New Orleans
Bachelor of Science - BS, Rf Engineering
1985 – 1989

Licenses & certifications

Minority Business Enterprise

 National Minority Supplier Development Council
Issued Jul 2019 · No Expiration Date
Credential ID FL06925

Skills & endorsements

Strategy · 45

 Endorsed by **Ramesh Anumolu and 3 others** who are highly skilled at this

 Endorsed by **5 of Dion's colleagues at ScheduALL Software**

Strategic Partnerships · 42

 Endorsed by **Steve Hanley**, who is highly skilled at this

 Endorsed by **6 of Dion's colleagues at ScheduALL Software**

Leadership · 39

 Endorsed by **5 of Dion's colleagues at ScheduALL Software**

 Endorsed by **10 people who know Leadership**

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